                                  EXHIBIT 4

                                SPECIAL FACTORS

Background of the Transactions

     Since August, 1984, Orion has had, directly or through wholly-owned subsidiaries, a substantial ownership interest in Guaranty. In November 1998, Orion, through wholly-owned subsidiaries, increased its ownership of Guaranty from 49.7% to 100%. On November 20, 1991, Orion sold 6,250,000 Shares in an initial public offering at a net price per share of $13.60 reducing its ownership interest to 49.3% of the then outstanding Shares. Since then, Guaranty has operated as an independent publicly-traded company. In connection with the public offering in 1991, Orion, certain of its subsidiaries and Guaranty entered into the Shareholder Agreement (as subsequently amended, the "Shareholder Agreement").

     On July 18, 1995, Guaranty acquired all of the capital stock of Viking Insurance Holdings, Inc. ("Viking") for a total consideration of $102,700,000 (subject to certain adjustments). Guaranty financed the acquisition of Viking by selling 1,550,000 Shares in a European offering pursuant to Regulation S under the Securities Act, and utilizing a portion of a new $110,000,000 credit facility from a group of lending banks. At that time, certain of Orion's wholly-owned subsidiaries held $20,896,000 of Guaranty's subordinated promissory notes due 2003 (the "2003 Notes") which had been issued in November 1991. To facilitate Guaranty's acquisition of Viking, the entire principal amount of the 2003 Notes was converted in July and October 1995 into 1,326,128 Shares at $15.76 per share, the same net price per Share received by Guaranty in its Regulation S offering. The conversion of the 2003 Notes restored Orion to its previous ownership level in Guaranty of slightly less than 50% of the outstanding Shares following the increase in the number of Shares resulting from Guaranty's Regulation S offering. From November 1995 through March 1996, Design Professionals Insurance Company, a wholly-owned subsidiary of Orion, acquired an additional 80,000 Shares in open market purchases.

     In December 1995 and February 1996, representatives of companies in the insurance industry expressed an interest to the late Mr. Alan R. Gruber, then the Chairman and Chief Executive Officer of Orion, in acquiring from Orion its Shares in connection with a possible acquisition of Guaranty. In each of these cases, such companies subsequently indicated that their managements had decided to pursue other opportunities. No price was discussed in any case for the Shares, and no offer was made. In March 1996, a financial intermediary told Orion that he had proposed to a third-party entity the possible purchase from Orion of its Shares in connection with a possible purchase of Guaranty. The financial intermediary was not retained by Orion to effect such a transaction and Orion has no information to the effect that he was retained to do so by the third party. Orion had no further contact, and received no offer, concerning the proposal.

     On May 8, 1996, Orion and certain of its wholly-owned subsidiaries (the "Subsidiaries") commenced a tender offer for up to 4,600,000 Shares (the "1996 Tender

Offer"), a number which would bring Orion's ownership to more than 80% of the outstanding Shares and allow Orion to file a consolidated federal income tax return which includes Guaranty. Prior to consummation of the 1996 Tender Offer and in connection with it, the Shareholder Agreement was amended. Orion and the Subsidiaries agreed not to purchase, prior to July 1, 1996, additional Shares (if after giving effect to such purchase they would own more than 81% of the outstanding Shares) other than pursuant to an offer involving consideration equal to at least $18.50 per Share and made for all Shares not held by them, such offer to be conditioned upon the acceptance thereof by at least a majority of the Shares then outstanding and not held by Orion and its Subsidiaries. On July 2, 1996, Orion and the Subsidiaries completed the 1996 Tender Offer for 4,600,000 Shares.

     On July 2, 1996, Orion also signed a Memorandum of Understanding with respect to the settlement and dismissal of three lawsuits which had been brought as a result of the 1996 Tender Offer. Pursuant to the terms of the Memorandum of Understanding, all pending litigation was terminated and Orion confirmed the undertaking with respect to the purchase of additional Shares described above, which it had made while the 1996 Tender Offer was pending.

     On July 17, 1996, Orion purchased, for $14.50 per Share, an additional 120,000 Shares, which together with Shares purchased in the 1996 Tender Offer, increased Orion's aggregate ownership of Shares to approximately 81.0%. Since July 17, 1996, Orion and its subsidiaries have not purchased any Shares.

     Orion and the Subsidiaries, beneficially own, in the aggregate, 12,129,942 Shares. Set forth below is the number of Shares held by Orion and the Subsidiaries, respectively, as of the date of this Offer to Purchase:

                                                            No. of
                                                            Shares     %/*/

Orion Capital Corporation                                  1,145,000    7.60
The Connecticut Indemnity Company                          1,381,168    9.17
Connecticut Specialty Insurance Company                      215,154    1.43
Design professionals Insurance Company                       317,115    2.10
EBI Indemnity Company                                        630,379    4.18
Employee Benefits Insurance Company                          618,612    4.11
The Fire and Casualty Insurance Company of Connecticut       637,998    4.24
Security Insurance Company of Hartford                     7,116,802   47.25
SecurityRe, Inc.                                              67,714    0.45
                                                          ----------  ------
                                                          12,129,942  80.53%
                                                          ==========  ======

------------------------
/*/ Based on the number of shares reported by Guaranty in its September 10-Q to be outstanding as of November 3, 1997.

     The principal business address for Orion and the Subsidiaries is 9 Farm Springs Road, Farmington, Connecticut 06032.

     Although each of Orion's Subsidiaries has sole power to vote and dispose of its Shares and makes its own investment decisions, Orion is deemed by its direct or indirect voting control of the Subsidiaries to be able ultimately to direct the acquisition, voting and disposition of the Shares held by the Subsidiaries.

     By mid-1997, senior management of Orion determined that if Guaranty is to be a significant factor in the nonstandard personal auto insurance market, it would be desirable for it to expand its base of business. That conclusion was in part based on the consolidation of the nonstandard auto insurance business that was taking place during the first and second quarters of 1997. To some extent, Guaranty itself has the capital capacity to expand its business base by internal and external growth, but certain strategic alternatives being considered by it will likely require additional capital if they are to be accomplished. Orion has concluded that such additional capital support can be more efficiently furnished if Guaranty becomes a wholly-owned subsidiary of Orion.

     In June, 1997, during a discussion of Guaranty's strategic alternatives among W. Marston Becker, Chairman and Chief Executive Officer of Orion, James R. Pouliot, president and Chief Executive officer of guaranty, and Michael L. Pautler, Senior Vice President of Finance and Treasurer of guaranty, the possible advantage of a full consolidation was raised but not discussed in any detail.

     On July 8, 1997, an Executive Committee meeting of the Orion Board of Directors was held to explore the various aspects of the potential acquisition by Orion of the Shares it does not own. The Executive Committee authorized Mr. Becker to open a dialogue with Guaranty to discuss the potential of such a transaction. On that same day, Mr. Becker telephoned Mr. Pouliot to continue the discussion of the strategic alternatives of Guaranty. During that discussion, Mr. Becker expressed the view that consideration might be given to having Orion acquire the remaining interest in Guaranty, not already owned by Orion, through a merger or similar transaction. Based on the closing sales price of $23.9375 of Shares on July 8, 1997, Mr. Becker suggested a possible price of $26.00. He further suggested that a merger in which stock of Orion would be exchanged for the Shares not already owned by Orion on an agreed ratio seemed to Orion to produce the most favorable after-tax result to individual shareholders of Guaranty (noting that certain institutional shareholders might be less concerned with the form of consideration). He further stated that among the holders of Shares, there were a significant number of holders who were also shareholders of Orion, concluding that since those persons had already chosen to invest in Orion, they presumably would be well disposed to continuing their investment in Guaranty on an indirect basis by increasing their holdings of Orion Common Stock. He suggested that before any discussions took place concerning the desirability of a merger of Guaranty, the financial adviser of Orion meet with a designated financial adviser to Guaranty to discuss the relative valuation of the two entities. He further suggested that any financial adviser retained by Guaranty report to the directors of guaranty who are not employees or directors of Orion.
Subsequently, Orion was informed that Guaranty had retained the firm of Solomon to represent the Independent directors in such discussions.

     During the months of July and August 1997, Salomon and Orion's financial adviser, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), conducted due diligence reviews at Guaranty and Orion and had several conversations concerning valuation principles which might be relevant to a merger of Guaranty and a newly formed subsidiary of Orion. No agreement was reached by them as to the valuation of the Shares not already owned by Orion and the Subsidiaries or even as to a mutually-agreed range of values. Orion was advised that further due diligence and analysis would be required by Salomon.

     On September 2, 1997, an Executive Committee meeting of the Orion Board of Directors was held to discuss the status of the discussions between Orion and Guaranty. The Executive Committee authorized Mr. Becker to send a letter to the Guaranty Board of Directors to propose a meeting to discuss the potential for a transaction.

     On September 4, 1997, Mr. Becker sent a letter to the Guaranty Board of Directors and requested that a special meeting of the Guaranty Board of Directors be held following a regular meeting of the Orion Board of directors which was to be held in Colorado on September 12. The purpose of the meeting was to discuss with the entire Guaranty Board why Mr. Becker felt the combination of the two companies was strategically important for Guaranty and the results, from his perspective, of the discussions which had taken place since July between Salomon and DLJ. In the letter, Mr. Becker stated he would be prepared to suggest to the Orion Board of Directors that Orion acquire, most likely through a merger, the remaining Shares it did not own for a value of $30.25 per share (partially cash and partially stock).

     On September 12, 1997, separate meetings of the Boards of Directors of Orion and guaranty were held at the headquarters of Guaranty in Englewood, Colorado. At the Orion meeting, the Board of Directors authorized Mr. Becker to discuss with the Guaranty Board of Directors the work which had been done by DLJ. Anticipating that Salomon had informed the Independent Directors of Guaranty of its conclusions concerning its valuation of the Shares not already owned by Orion and the Subsidiaries, Orion's Board of Directors authorized the Executive Committee of the Orion Board to formulate an offer to Guaranty if it appeared that there was substantial agreement with the recommendations to Guaranty's Independent Directors by Salomon.

     At the meeting on September 12 of the guaranty Board of Directors, Orion was informed that the independent directors of Guaranty had not formally met with Salomon and had not reached any conclusions as to the value of the Shares not already owned by Orion and the Subsidiaries. Nonetheless, Mr. Becker presented to the guaranty Board of Directors data which had been developed by Orion and DLJ as to the value of Guaranty and as to the form of transaction and form of consideration which Orion believed would be most advantageous to the shareholders of Guaranty. He indicated to the Board of guaranty that he would be prepared to recommend a price of $30.25 per Share (partially cash and partially stock) to Orion's Board of Directors and was informed that the Independent Directors of Guaranty were not at that time in a position to consider an offer without further advice from Salomon. Orion was informed that the Independent Directors of Guaranty would organize themselves to evaluate the proposal.

     On September 15, 1997, one of the Independent Directors of Guaranty telephoned Mr. Becker and informed him that the Independent Directors had met with Salomon and discussed with Salomon its evaluation study. He further stated that the financial adviser wished to review the results of Guaranty's operations since the adviser's last meeting with senior management. Finally, he suggested the desirability of additional meetings involving Mr. Becker and one or more of guaranty's Independent directors.

     On September 16, 1997, Mr. Becker was asked, as Chairman of Guaranty, to convene a meeting of its Executive Committee at which the Independent Directors could be formally designated a special committee. that meeting was called and a Special Committee of Independent Directors was appointed with Dennis J. Lacey as its Chairman; the other director-members are Tucker H. Adams, M. Ann Padilla and Richard R. Thomas (such directors of Guaranty being referred to as the "Independent Directors"). Mr. Becker was then asked, as the Chairman of Orion, to meet with Mr. Lacey, and the legal and financial advisers of both Orion and the Independent Directors, to discuss further a potential transaction and to attempt to reach agreement on value. That meeting took place on September 17, 1997, in Denver, Colorado.

     At the September 17 meeting, a representative of Salomon presented an analysis of its valuation approach but noted that his firm was not yet in a position to render an opinion as to the fairness of any particular price. The representatives of Orion concluded, based on exhibits prepared by and remarks made by Guaranty's advisers, that a price of approximately $34.00 was a fair price upon which to base an offer for the shares. Mr. Lacey suggested a price of $36.00, but at the conclusion of the discussions, Mr. Becker proposed an offer of $34.00 per Share, payable 80% in cash and 20% in Orion Common Stock with a formula designed to adjust for changes in excess of approximately 7 1/2% in the closing market price on September 17 of Orion Common Stock, subsequent to September 17 and prior to the exchange date, and with provision for termination rights if the market price of Orion Common Stock should rise or fall by approximately 15% or more. Orion's advisers further recommended that this transaction be accomplished by a tender offer for all Shares not owned by Orion, followed by a merger in which any shares not properly tendered could be acquired.

     During the evening of September 17, Mr. Lacey telephoned Mr. Becker and informed him that the Independent Directors were not in a position to make a recommendation concerning the offer which had been extended. Mr. Becker indicated to him that Orion's opinion was that the discussion process would best be served by making a specific proposal containing those elements which seemed to Orion to be fair to the shareholders of Guaranty and to recognize fully the value of the outstanding Shares not owned by Orion and the Subsidiaries. On September 18, Orion issued a press release announcing that it would make an offer directly to the shareholders of Guaranty so that each Guaranty shareholder could make his or her own judgment as to whether to accept Orion's offer.

     On September 22, 1997, Orion filed with the SEC a Registration Statement on Form S-4 with respect to an offer to exchange for each Share not owned by it or its wholly-owned subsidiaries, $27.20 in cash and $6.80 in shares of Orion Common Stock, subject to certain adjustments as described above (the "Exchange Offer"). Following the filing, Orion's representatives inquired as to when the Independent Directors of Guaranty would make a recommendation pursuant to Rule 14d-9 with respect to the Exchange Offer and were informed that no filing would be made pursuant to that Rule until after the Registration Statement on Form S-4 was declared effective by the SEC.

     On October 21, 1997, Mr. Becker received a telephone call from Mr. Lacey in which Mr. Lacey inquired as to the progress being made by the SEC in reviewing Orion's Form S-4 filing. He also asked whether he was correct in believing that Orion would increase its offer price to $36.00 per share if the consideration were all cash and if the Independent Directors found that price acceptable. Mr. Becker asked whether the Independent Directors and Salomon had concluded that $36.00 represented fair value to the holders of Shares and Mr. lacey responded that no action had been taken but that he would request formal consideration of that price if Mr. Becker thought that would be a productive step. Mr. Becker agreed that it would be and said that he would immediately convey any finding of the Independent directors to the Executive Committee of Orion's Board of Directors. Messrs. Becker and Lacey also discussed whether, if a mutually-agreeable price could be reached, the Exchange Offer should proceed or a merger be proposed instead.

     During the afternoon of October 27, Mr. Lacey reported to Mr. Becker that he was prepared to recommend to the Independent Directors a cash price of $36.00 net to the shareholder plus a contingent payment, in the event Orion should sell Guaranty within twelve months, equal to 50% of the difference between $36.00 and the per-share price received by Orion in any such sale. He further stated that he believed that Salomon would report favorably on the fairness of that price, as a financial matter, to the holders of the Shares subject to Orion's offer.

     That proposal was reported to the Executive Committee of the Orion Board of Directors by Mr. Becker on October 28. The Executive Committee concluded, and Mr. Becker then reported to Mr. Lacey, that although Orion has no present intention to sell

Guaranty, it would accept a contingent sharing proposal and would, in fact, raise th percentage contingently shared to 75%, but because of the administrative expense involved in establishing and maintaining records of persons entitled at any point in time to a contingent shared right, the possibility that the offering of such rights might require registration under applicable state or federal securities laws and the uncertainty that might be created as to whether a future ordinary-course restructuring or repositioning by Guaranty of its assets or operations constituted a "triggering" event, Orion would be prepared to offer $35.0 (plus 75% of any future contingent profit) if the Independent Directors insisted on the contingent profit-sharing feature.
mr. Becker did, however, indicate that the $36.00 price level, entirely in cash, and without the contingent-sharing feature, was also acceptable.

     Mr. Lacey responded that he believed that the $36.00 price without the contingency would be preferred by the Independent Directors, and he would recommend it to them. Mr. Becker said that he had authority to make such a proposal and he and Mr. Lacey agreed that an appropriate agreement should be drawn up for presentation to the Boards of Directors of guaranty and Orion.

     On October 30, 1997, the Board of Directors of guaranty unanimously approved the Agreement and Plan of Merger and on October 31, 1997, it was approved unanimously by the Board of Directors of Orion. Following those meetings, the SEC was notified by Orion that it would withdraw its Registration Statement on Form S-4 with respect to the proposed Exchange Offer. On October 31, 1997, a press release was issued announcing that Orion and Guaranty had entered into the Merger Agreement, which provides for the making of the Offer. For a description of the Merger Agreement, see THE OFFER - Section 11.

     Guaranty Board Composition. Orion Nominees. Messrs. W. Marston Becker, Chairman and Chief Executive Officer of Orion, Vincent T. Papa, Senior Vice President of Orion and Chairman and Chief Executive Officer of Wm. H. McGee & Co., Inc., a wholly-owned subsidiary of Orion, and William J. Shepherd, a director of Orion, currently serve as Orion's designated directors on Guaranty's Board. Mr. Robert B. Sanborn, formerly the President of Orion and formerly an Orion designee on the Guaranty Board, and now a senior consultant of Orion, was asked by Guaranty to continue as a director of Guaranty following his retirement as President of Orion. Mr. Sanborn is currently a director of Orion but is not an Orion-designated director of Guaranty. Mr. Sanborn receives the regular fees and other benefits provided to all non-employee directors of Guaranty. Mr. Roger B. Ware resigned as a member of Orion's Board of Directors as of September 11, 1997. He subsequently advised Orion that his reason was to avoid any appearance of a conflict of interest during the Board discussions scheduled for September 12. Mr. Ware continues as a director of Guaranty and is the beneficial owner of 92,071 Shares. See Annex II to this Offer to Purchase. Mr. Ware was formerly the President and Chief Executive Officer of Guaranty.
Messrs. Sanborn and Shepherd are two of the four members of Guaranty's Compensation Committee. Mr. Shepherd is the Chairman of both Orion's Compensation Committee and Guaranty's Compensation Committee.

     The Shareholders Agreement provides that so long as Orion or its subsidiaries beneficially own in the aggregate 30% or more of the voting securities of Guaranty, Orion will continue to have the right to designate three nominees to Guaranty's board (one of whom will be the Chairman of the Board), and so long as Orion or its subsidiaries beneficially own 20% or more of Guaranty's voting securities, Orion will have the right to designate two nominees. Upon consummation of the Offer, the Shareholder Agreement will terminate. See THE OFFER - Section 11. Orion may also require that Guaranty's Compensation Committee include Orion's nominees to Guaranty's Board. None of Orion's nominees, other than Mr. Shepherd, receives any compensation from Guaranty, including any retainer fee or attendance fee for his services, except for travel expenses in connection with attendance at director's meetings.

     Orion's nominees intend, in all deliberations of the Guaranty Board with respect to the Offer, to be guided by the advice of legal counsel to Guaranty as to when and to what extent they should be present at and participate in Board discussions. They intend, however, that all decisions and recommendations of the Guaranty Board with respect to the Offer be made or taken by action of directors of Guaranty who are not officers or directors of Orion.

     The Guaranty Board has 6 members who are not designees of or officers or directors of Orion; Tucker Hart Adams, Dennis J. Lacey, M. Ann Padilla, James R. Pouliot, Richard R. Thomas and Roger B. Ware.

Fairness of the Offer and Merger

     Orion believes that the Offer and the Merger are fair to the unaffiliated holders of Shares to whom it is directed. In concluding that the Offer and the Merger are fair to such shareholders of Guaranty, Orion has considered, among other matters, (i) that the $36.00 in cash per Share price represents a premium of 10.8% over the closing sale price of $32.50 per Share, as reported by the NYSE on September 17, 1997, the date prior to the issuance of the press release announcing Orion's intent to make the proposed Exchange Offer (the "September Press Release Date"), a 24.7% premium over the closing sale price of $28.875 on September 10, one week prior to the September Press Release Date, and a 26.6% premium over the closing sale price of $28.4375 on August 18, one month prior to the September Press Release Date (ii) that the $36.00 per Share price represents a premium of 48.5% over the closing sale price of $24.25 on July 7, 1997, the day prior to the commencement of discussions with Guaranty; (iii) that the $36.00 per Share price represents a multiple of 1.94x Guaranty's net book value per share of $18.51 as of September 30, 1997 and a multiple of 2.21x Guaranty's net tangible book value per share of $16.26 as of September 30, 1997 (Orion has made no analysis of the liquidation value of Guaranty and therefore has no basis for expressing an opinion as to the comparison of the Offer Consideration to liquidation value); (iv) historical market prices of the Shares since Guaranty became a public company, including the average daily closing stock price for the 12 months ended June 30, 1997 of $17.34; (v) Orion's evaluation of competitive trends and other conditions in the market in which Guaranty operates; (vi) Orion's knowledge of the business, historical results of operations and the properties, assets and earnings of Guaranty and its recent financial and operating performance; (vii) the $18.50 per Share purchase price that Orion and its wholly-owned subsidiaries paid in July 1996 to purchase up to 4,600,000 shares of Guaranty pursuant to the 1996 Tender Offer and the $14.50 price per Share paid by Orion for an additional 120,000 Shares on July 17, 1996 in open-market purchases; (viii) the plans of Guaranty to expand its business through internal growth and acquisition and the ability of Guaranty to carry out its plans with assets on hand and cash expected to be generated from operations, (ix) the fact that Orion already beneficially owns approximately 81% of the outstanding Shares, making any "control" premium for the non-Orion Shares inapplicable, and (x) the $36.00 per share purchase price fairly reflects the valuation suggested by the Special Committee of Independent directors of Guaranty. For additional information on Share prices, see THE OFFER--Section 6.

     The foregoing discussion of the information and factors considered by Orion and is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the determination of the Offer consideration and the Merger Price and the evaluation of the fairness of the Offer and the Merger, Orion did not find it practicable to, and did not, quantity or otherwise attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, Orion viewed its position as being based on the totality of the information presented to and considered by it. On balance, however, Orion viewed the factors set forth in items (i) through (iii),
(v), (vi) and (viii) through (x) as very influential to its decision and the remainder of lesser significance.

     Orion has not obtained, or sought to obtain, any report, opinion or appraisal from an outside party, including, without limitation, an investment banker's opinion, as to the fairness of the Offer and the Merger to unaffiliated holders of Shares. Orion's Board of Directors has received a report from DLJ on various techniques that might be utilized to assist in determining the price and structure of a possible transaction.

Reasons for the Offer and the Merger; Purpose and Structure of the Transactions; Plans After the Offer; Effects of the Offer and Merger

     The purpose of the Offer and the Merger is for Orion to acquire the entire equity of Guaranty. Orion believes it can provide to Guaranty, as a wholly-owned subsidiary, access to capital in amounts and on terms that may not be available to Guaranty as an Independent entity. In order to place Guaranty in a position to carry out a variety of potential strategic alternatives on a timely and adequately-financed basis, and to protect the significant investment which Orion present has in Guaranty, Orion determined to seek to acquire the Shares which it does not presently own. to the extent that any Shares remain outstanding following completion of the present Offer, Orion will acquire such Shares in the Merger. Orion believes that the synergistic effects of the Merger and the full consolidation of guaranty will result in a positive impact on the long-term growth potential of the combined companies.

     Upon consummation of the Offer, the Shareholder Agreement will immediately terminate. Orion presently intends, as soon as practicable after consummation of the Offer, to seek to have Transition effect a merger with and into Guaranty. If the Minimum Share Condition is satisfied, Orion and its Subsidiaries, following consummation of the Offer, will own 90.3% of the Shares outstanding (based on the number of shares outstanding as of November 3, 1997), and Orion will be able to effect the Merger without the consent of the Board of Directors or shareholders of Guaranty pursuant to Section 7-111-104 of the Colorado Business Corporation Act. For additional information about the Merger, see THE OFFER - Section 11.

     The Subsidiaries will not tender Shares in the Offer. Orion understands that directors and executive officers of Orion who beneficially own Shares will tender them for purchase pursuant to the Offer. See Annex II to this Offer to Purchase. Orion has been advised by Guaranty that it expects that officers and directors of Guaranty owning Shares will tender them pursuant to the Offer. For information about the executive officers and directors of guaranty and their ownership of shares and options thereon, see Annex II to this Offer to Purchase. See also SPECIAL FACTORS--Interests of Certain Persons in the Transactions; Securities Ownership; Related Transactions.

     For additional information about certain effects of the Offer and the Merger, see THE OFFER -- Section 11. For a discussion of certain federal income tax consequences of the Offer and the Merger as contemplated in this Offer to Purchase, see SPECIAL FACTORS --Certain Federal Income Tax Consequences.

     As an independent holding company, Guaranty continually evaluates potential acquisitions and potential dispositions of asset. As described in the September 10-Q, on October 20, 1997, guaranty announced plans to purchase Unisun Insurance (which is primarily a personal lines company), is currently having discussions with several companies concerning the purchase of their nonstandard automobile insurance operations and evaluates from time to time inquiries made with respect both to the possible sale by and purchase by Guaranty of assets. Guaranty is, as noted above, considering several acquisition opportunities and recently provided publicly available data to an entity which expressed an interest in a particular segment of Guaranty's business; however, no non-public data has been provided, no decision has been made to sell and no offer to purchase has been received. Subsequent to the Merger, Orion's and Guaranty's management will continue to evaluate these and other potential opportunities as a part of the ordinary course of their business. Orion, otherwise, has no present or future plans for disposition of assets or businesses of Guaranty, but may engage in such transactions in the future.

     From time to time in the past, Orion and Guaranty have discussed areas in which the operations of the companies can be coordinated to the benefit of each. Those discussions predated both the making of the Offer and of the Exchange Offer, are ongoing and are expected to continue whether or not the Offer and the Merger are consummated. If, however, the Merger is consummated, Orion expects that opportunities for joint operating efficiencies will increase. Except for such discussions, as otherwise set forth in this offer to Purchase, and as contemplated in the existing strategic plans of Guaranty, Orion has no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such a s a merger, reorganization or liquidation of Guaranty or any of its significant subsidiaries, (ii) a sale o transfer of a material amount of assets of Guaranty or any of its subsidiaries, (iii) any material change in Guaranty's present capitalization, dividend rate or policy or indebtedness of Guaranty, (v) any change in the present board of directors of Guaranty, including, but not limited to, any plan or proposal to change the number of term of existing directors, to fill any existing vacancy on the board or change any term of the employment contract of any executive officer, (vi) a class of equity securities of Guaranty being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or the suspension of Guaranty's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS; SECURITIES OWNERSHIP; RELATED TRANSACTIONS

     Directors and Officers. As indicated elsewhere in this Offer to Purchase, Orion and its Subsidiaries have entered into several agreements with Guaranty and its subsidiaries. See SPECIAL FACTORS--Background of the Offer and SPECIAL FACTORS--Reasons for the Offer and the merger; Purpose and Structure of the Transactions; Plans After the offer; Effects of the Offer and the Merger. Pursuant to the Shareholder Agreement between Orion and Guaranty, Messrs. Becker, papa and Shepherd, have been nominated as directors of Guaranty, and the Shareholder Agreement also provides that Orion has the right on up to three occasions to require Guaranty to register under the Securities Act Shares owned by Orion and its wholly-owned subsidiaries, which right expires in November 1997. SPECIAL FACTORS--Background of the Offer. In addition, Guaranty has agreed to use its best efforts to include such Shares in any underwritten public offering of its shares under the Securities Act and to pay all expenses in connection with the first two registrations. in 1994, the Shareholder Agreement was amended to provide for an increase in the maximum number of directors, including directors independent of management. In March 1995, it was amended to increase the number of directors to eleven and in connection with the 1996 Tender Offer. Pursuant to the Merger Agreement, the Shareholder Agreement will terminate upon consummation of the Offer. For information about the ownership of Shares by directors and officers of Orion, see Annex II to this Offer to Purchase.

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

     Securities Ownership. Based on information provided by Guaranty, the only holder of 5% or more of the Shares is Orion and its Subsidiaries. Based on information provided by Guaranty, as of October 31, 1997, the directors and executive officers of Guaranty beneficially own (including Shares outstanding, Shares subject to options exercisable within 60 days of October 31, 1997 and restricted Shares) an aggregate of 239,543 Shares. See Annex II to this Offer to Purchase. Except as described above, in SPECIAL FACTORS--Background of the Offer, as set forth elsewhere in this Offer to Purchase and in Annex II hereto, neither Orion, nor to the best knowledge of Orion, any of the persons listed in Annex I hereto or any associate of majority-owned subsidiary of Orion or any of the persons so listed, beneficially owns or has a right to acquire any of the Shares or interests therein, and neither Orion nor to the best knowledge of the Orion, any executive officer, director of majority-owned subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days. For information about the directors and officers of Guaranty and their ownership of Shares and interest therein, see Annex II to this Offer to Purchase. See also "Related Transactions" below.

     Related Transactions. Most state insurance codes require transactions between a licensed insurance company and its affiliates to be fair and reasonable. In the case of certain material transactions, an insurance company must obtain prior approval of the transaction from the appropriate state insurance department. Reinsurance agreements, tax sharing agreements, loans, guarantees, sales and other transactions of a material site, as well as management service and cost sharing agreements must similarly be approved. In the ordinary course of business, Guaranty's insurance subsidiaries reinsure certain risk with other companies. Such arrangements serve to limit their maximum loss on large risks. To the extent that any reinsuring company is unable to meet its obligations, Guaranty's Insurance subsidiaries would not be relieved of their liabilities. For 1994, Guaranty national Insurance Company ("GNIC") and Landmark American Insurance Company ("LAIC"), wholly-owned subsidiaries of Guaranty, were parties to an 100% reinsurance agreement with an Orion subsidiary. Premiums written and coded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $643,000 for 1994. Guaranty's insurance subsidiaries were paid $14,000 in fees and reimbursed $1,000 for expenses in conjunction with this reinsurance agreement. Also during 1994, GNIC was a party to reinsurance agreements with Orion Insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totalling $30,921,000 in premium. GNIC paid to Orion's insurance subsidiaries $666,000 in fees and reimbursed $774,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. For 1995, GNIC and LAIC were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and ceded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $152,000 for 1995. Insurance subsidiaries of Guaranty were paid $5,000 in fees in conjunction with this reinsurance agreement. Also during 1995, GNIC was a party to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totaling $9,495,000 in premiums. GNIC paid to the Orion insurance subsidiaries

$160,000 in fees and reimbursed $178,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. For 1996, GNIC and LAIC were parties to a 100% reinsurance agreement with an Orion insurance subsidiary. Premiums written and coded under this agreement are included in premiums written as reported in Guaranty's financial statements and were $15,000 for 1996. Insurance subsidiaries of Guaranty were paid $1,000 in fees in conjunction with this reinsurance agreement. Also during 1996, GNIC was a parity to reinsurance agreements with Orion insurance subsidiaries pursuant to which GNIC assumed business written through affiliates totaling $15,673,000 in premiums. GNIC paid to the Orion insurance subsidiaries $298,000 in fees and reimbursed $309,000 of actual expenses incurred by Orion's insurance subsidiaries in conjunction with this reinsurance agreement. In 1997, Orion's insurance subsidiaries entered into similar reinsurance arrangements with GNIC and LAIC as had been in place during 1996.

     A subsidiary of Orion is an agent for Guaranty pursuant to Guaranty's standard agency contract. During 1995, this agency produced $411,000 in premiums and was paid $72,000 in commissions and during 1996, produced $436,000 in premiums and was paid $85,000 in commissions. Guaranty and Orion expect similar premium production and commissions in 1997. During 1994, this agency produced $516,000 in premiums and was paid $90,000 in commissions.

     During 1995, Guaranty's 2003 Notes in the principal amount of $20,896,000 were converted by Orion's subsidiaries into 1,326,128 Shares. Total interest paid by Guaranty on the 2003 Notes in 1995 to Orion's subsidiaries was $1,122,000. See SPECIAL FACTORS--Background of the Offer. Also in 1995, in connection with the Viking Holdings acquisition financing, Orion made a commitment for a $21,000,000 bridge loan to Guaranty. The loan was not drawn down, but Guaranty paid a $210,000 commitment fee to Orion at the time the commitment was executed.

     Guaranty and Orion have entered into an Investment management agreement pursuant to which the investment portfolio of Guaranty (other than short-term investments and a portion of equity securities) is managed by investment managers of Orion under the direction and supervision of Guaranty and subject to Guaranty's investment policies. For its investment management services, fees were paid to Orion at a rate of $550,000 per year from 1993 through July 1995, at which time there were increased to a rate of $650,000 per year in recognition of the additional investment balance resulting from the Viking Holdings acquisition. Orion received $650,000 in fees from Guaranty under this agreement in 1996. The agreement continues in effect for annual periods unless terminated by either party upon 90 days prior written notice.

     During 1990, GNIC entered into a loan participation agreement pursuant to which Design Professionals Insurance Company ("DPIC"), a wholly-owned subsidiary of Orion borrowed approximately $9 million from affiliates. The loan, which was secured by a leasehold deed of trust on an office building in Monterey, California owned and primarily occupied by DPIC, matured in November 1995. GNIC's proportionate share of this loan was $3,700,000 or 41.4%. GNIC received quarterly interest payments at a rate of 11% per year. Interest earned for 1994 was $407,000 and for 1995 was $355,000 and in November 1995, the loan was repaid.

     Effective July 2, 1996, Guaranty was included in Orion's consolidated federal income tax return and is covered by income tax sharing agreements under which Guaranty computes its current federal income tax liability on a separate return basis and pays Orion any taxes due on this basis.

     Except as described above, and elsewhere in this Offer to purchase, neither Orion, nor any direct or indirect subsidiary of Orion nor, to the best knowledge of Orion, any of the persons listed in Annex 1 hereto, has any contract arrangement, understanding or relationship with any other person with respect to any securities of Guaranty, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving o withholding of proxies, consents or authorizations.

     Except as described above or in SPECIAL FACTORS--Background of the Offer and or as set forth elsewhere in this Offer to Purchase, since January 1, 1994, there have been no other contacts, negotiations or transactions between Orion or any of its subsidiaries or, to the best knowledge of Orion, any of the persons listed in Annex 1 hereto, and Guaranty or its directors, executive officers or affiliates, or between any affiliates of Guaranty, or between Guaranty or any of its affiliates and any person not affiliated with Guaranty and who would have a direct interest therein, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of Guaranty, an election of directors of Guaranty, or a sale or other transfer of a material amount of assets.

     In accordance with the provisions of the Merger Agreement, each option outstanding pursuant to Guaranty's equity incentive plans for key employees, whether or not then exercisable, will be converted into or replaced by an option, granted under one of Orion's equity incentive plans for key employees, to purchase a number of shares of Orion common stock at an exercise price (adjusted as to both number of shares and exercise price) to reflect differences between the Merger Price and the market price of Orion's common stock prior to the Merger. In accordance with the formula set forth in the Merger Agreement, and assuming that the market price of Orion common stock is $45.875 (the closing price on November 4, 1997), each share underlying a Guaranty option would be converted into approximately .78 Orion shares and each dollar of exercise price would become approximately $1.27. Annex II to this Offer to Purchase lists the options held by each Guaranty director and executive officer. See THE OFFER--
Section II.

     Except as set forth in this Offer to purchase, Orion knows of no holder of Shares, including the Subsidiaries, the members of Guaranty's management and its Board of Directors, who has interests in the Offer or the Merger which are not identical to those of other holders of the Shares.

                                      -15-